April 10, 2019

Raj Dani
Chief Financial Officer
Roaring Fork Holding, Inc.
1001 17th Street, Suite 100
Denver, CO 80202

       Re: Roaring Fork Holding, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 1, 2019
           CIK No. 0001679826

Dear Mr. Dani:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. Your revised disclosure in response to prior comment 1 includes neither the total number of customers nor the number of new customers with ARR over $250,000 as of December
       31, 2017. We believe such information would provide important context since you state that your future revenue and operating results are dependent in part on acquiring new customers and retaining existing customers. Your disclosure appears to suggest that an increasing number of customers have exceeded $250,000 ARR as of their initial purchase. Please revise or advise.
 Raj Dani
Roaring Fork Holding, Inc.
April 10, 2019
Page 2
Risk Factors
Risks Relating to Our Business
If we are unable to enhance and deploy our cloud-based offerings . . ., page 15

2. In response to prior comment 2, you provide additional disclosure regarding revenue from subscription term-based licenses versus revenue from subscription SaaS and support and maintenance. As support and maintenance revenue is included in SaaS revenue, please contextualize the disclosure by addressing the extent of your dependence on on-premise offerings and on growth in cloud-based offerings.
Risks Relating to Our Common Stock and This Offering
Our certificate of incorporation will designate the Court of Chancery . . ., page 52

3. Your forum selection provision will identify the Court of Chancery of the State of
       Delaware as the exclusive forum for certain litigation, including any "derivative action."
       In this regard, you state that "it will not apply to suits to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." Please disclose whether this provision will apply to actions arising under the
       Securities Act. In this regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision will apply to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision will not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the certificate of incorporation states this clearly. Finally, reconcile this disclosure with the corresponding disclosure on page 142.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Barbara C. Jacobs, Assistant Director, at
(202) 551-3735 with any other questions.



                                                               Sincerely,

FirstName LastNameRaj Dani                                     Division of
Corporation Finance
                                                               Office of
Information Technologies
Comapany NameRoaring Fork Holding, Inc.
                                                               and Services
April 10, 2019 Page 2
cc:       Robert E. Goedert, P.C.
FirstName LastName